PLADEO CORP.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, 37134
Mexico

November 27, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp's - Registration Statement on Form S-1
    Filing No. 333-182714

Dear: Barbara C. Jacobs

In response to your letter dated October 24, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

1. We note that in response to prior comment 1 you have disclosed on your prospectus cover page that you are an emerging growth company. Please relocate the rest of the disclosure currently provided on the cover page describing how you may lose emerging growth company status and the various exemptions available to you as an emerging growth company to a more appropriate place later in the prospectus.

Response:  We have made the necessary corrections.

2. While you provide general disclosure on the prospectus cover page regarding various exemptions available to you as an emerging growth company, your filing does not address your election under Section 107(b) of the JOBS Act with respect to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. As previously requested, please state your election in this regard and disclose the following:

     * If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     * If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.
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Response:  We have made the election and made the necessary corrections.

3. We note your response to prior comment 2, in which you assert your belief that you are not a shell company under Rule 405 as a result of having greater than nominal operations. You point to several steps taken by your management in furtherance of your planned business that you believe evidence greater than nominal operations. Please explain in greater detail the specific actions that your management has taken in furtherance of your business plan; as one example only, please tell us specifically how management investigated the market demand for online chat systems. Please also describe any related expenses incurred in connection with these actions; we note in this regard that you appear to have incurred only bank fees and professional fees from inception through July 31, 2012. In addition, tell us how you concluded that the steps taken to date are sufficiently significant to constitute greater than nominal operations, and refer us to any regulatory guidance upon which you are relying in this regard.

Response: We have revised to indicate that we are a shell company and included a risk factor regarding the implications.

4. As requested in prior comment 3, please review and revise your document to ensure that it reflects throughout that you have a sole officer and director. The filing continues to refer to your "officers" and "directors," for example on pages 6 and 14.

Response:  We have revised our document to comply with this comment.

RISK FACTORS

"Our reporting obligations may be suspended," page 5

5. As requested in prior comment 5, please briefly identify the risk posed to investors by the likelihood that your Section 15(d) reporting obligations will be automatically suspended as a result of having fewer than 300 shareholders.

Response:  We have revised our document and made the necessary corrections.

"We will incur ongoing costs and expenses for SEC reporting...," page 7

6. This risk factor indicates that you intend to pay the $10,000 in costs associated with the registration statement from "existing cash on hand." Please explain this disclosure, given that you report only $2,055 in cash as of July 31, 2012.

Response: We have revised as follows: "We intend to pay the $10,000 in costs associated with the registration statement from existing cash on hand and loans from the director". We have already paid for the majority of legal and audit costs associated with this registration statement.

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"Our regulatory requirements are more limited...," page 7

7. As requested in prior comment 4, please explain briefly how the reporting requirements of Section 15(d) are more limited than those applicable to fully-reporting companies, for example, with respect to the proxy rules,
     Section 16 reporting and short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules under U.S. securities laws.

Response:  We have added the requested disclosure

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 10

8. We note the disclosure added in response to prior comment 9 that based on "currently available and contractually committed capital resources," you will require $16,945 to fund planned operations in the amount of $25,000 for the next 12 months, and that "with current funding" you will be able to operate for only approximately three months. Please explain how you determined the amount of the capital deficiency and the amount of time that you anticipate being able to operate based on currently-available capital resources. Please clarify whether this disclosure includes as capital resources funds raised in your IPO. If so, please disclose the amount of proceeds assumed and revise the references to "current" resources to reflect that you may not raise this amount, and also address your capital deficiency and the amount of time you anticipate being able to operate assuming no proceeds from the offering.

Response: We have complied and made the following corrections.

"Our currently available and contractually committed capital resources are not sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus, assuming no proceeds from the offering. It is most likely that all of our currently available and contractually committed capital resources will be used to fund remaining expenses associated with this registration statement. Our deficiency is $25,000 which is our budget as stated in our 12 month plan of operations. Without funds from this offering and additional loans from our director we will not be able to operate using the available capital resources at all."

Financial Statements, page 19

9. You indicate here that the financial statements for the period ended July 31, 2012, have been audited, but the report of your independent auditor included in the registration statement relates only to the financial statements for the period ended April 30, 2012. Please revise as appropriate.

Response:  We have made the requested correction

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Financial Statements

Statement of Operations, page F-4

10. We note that you have no revenues and have incurred total expenses of $6,416 for the period from inception to July 31, 2012. Therefore, it appears that the net loss for this period should be $6,416. Please revise or explain why the net loss for this period is stated as $6,045. Also revise statements regarding your net loss from inception to July 31, 2012 throughout your filing, accordingly.

Response:  We have made the correction

11. Revise to appropriately label each period as audited or unaudited. Please also revise to appropriately label each of the periods in your statement of cash flows, as well as the notes to the financial statements.

Response:  We have made the correction

Exhibit 23.1

12. Revise to include a consent from your auditor that refers to the accurate report date. In this regard, we note that the report included in your filing is dated June 19, 2012, and the consent references a report dated June 26, 2012.

Response:  We have revised and made the following corrections.

Thank you.

Sincerely,


/s/ Lisbeth Guerrero
-----------------------
LISBETH GUERRERO
President

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